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Exhibit 99.2

March 31, 2005
Consolidated Financial Statements and
Supplemental Information
For the Three Months Ended
March 31, 2005 and 2004
(unaudited)

The interim Consolidated Financial Statements for the three month periods ended March 31 have not been reviewed by an auditor.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

MANAGEMENT REPORT

        The accompanying unaudited interim consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. ("the Company") are the responsibility of management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements and supplemental information have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements and supplemental information include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

        In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's unaudited interim consolidated financial statements and recommends their approval by the Board of Directors.

May 16, 2005

W. JUDSON MARTIN Senior Executive Vice President and Chief Financial Officer	RITA A. MIDDLETON Senior Vice President, Finance — Corporate Group

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)
(in millions of Canadian dollars)

	March 31, 2005	December 31, 2004	March 31, 2004
Assets
Cash and cash equivalents	100.1	55.0	101.8
Accounts receivable	322.9	372.2	245.2
Investment in film and television programs (note 3):
Broadcasting	188.1	185.2	180.5
Motion Picture Distribution	184.4	186.8	151.0
Entertainment	207.5	195.3	263.4
Development costs	0.6	1.2	3.2
Property and equipment	42.7	43.7	50.2
Assets related to discontinued operations (note 10)	—	—	6.7
Investments	15.8	16.4	18.1
Future income taxes	120.4	128.4	86.2
Other assets	21.8	23.9	30.3
Broadcast licences	108.7	108.7	109.3
Goodwill	209.6	212.6	152.5

	1,522.6	1,529.4	1,398.4

Liabilities
Accounts payable and accrued liabilities	518.2	528.1	497.2
Income taxes payable	48.2	57.2	38.2
Liabilities related to discontinued operations (note 10)	—	—	3.1
Deferred revenue	33.0	40.4	21.5
Term loans (note 5)	486.2	483.6	78.2
Senior subordinated notes (note 6)	—	—	393.4
Minority interest	60.1	67.4	44.8

	1,145.7	1,176.7	1,076.4

Shareholders' Equity
Share capital and other (note 7)	730.6	725.7	720.3
Deficit	(349.3)	(372.5)	(404.2)
Cumulative translation adjustments	(4.4)	(0.5)	5.9
	376.9	352.7	322.0

	1,522.6	1,529.4	1,398.4

Commitments and contingencies (note 12)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

For the three months ended March 31,
(unaudited)
(in millions of Canadian dollars — except per share amounts)

	2005	2004
Revenue
Broadcasting	62.5	55.9
Motion Picture Distribution (note 13)	100.3	95.4
Entertainment (note 13)	101.7	59.9
Corporate and Other	0.3	0.4

	264.8	211.6

Direct operating expenses	186.5	145.6

Direct profit
Broadcasting	32.3	31.9
Motion Picture Distribution (note 13)	10.2	21.5
Entertainment (note 13)	35.5	12.3
Corporate and Other	0.3	0.3

	78.3	66.0

Operating expenses
Selling, general and administrative	39.7	30.1
Stock-based compensation	(0.1)	2.8

	39.6	32.9

Earnings (loss) before undernoted and discontinued operations
Broadcasting	16.1	17.5
Motion Picture Distribution (note 13)	(1.7)	16.3
Entertainment	31.2	6.9
Corporate and Other	(6.9)	(7.6)

	38.7	33.1

Amortization, including development costs charges	3.7	6.5
Interest (note 8)	5.5	14.6
Minority interest	(1.7)	7.8

Earnings from operations before undernoted and discontinued operations	31.2	4.2
Investment gains (note 9)	—	(0.3)
Foreign exchange losses	1.3	2.6

Earnings before income taxes, and discontinued operations	29.9	1.9
Provision for income taxes	6.7	3.1

Net Earnings (Loss) before discontinued operations	23.2	(1.2)
Discontinued operations, net of tax (note 10)	—	(0.8)

Net Earnings (Loss) for the period	23.2	(2.0)

Earnings (Loss) per Common Share before discontinued operations
Basic (note 11)	$0.53	$(0.03)
Diluted (note 11)	$0.52	$(0.03)

Earnings (Loss) per Common Share
Basic (note 11)	$0.53	$(0.05)
Diluted (note 11)	$0.52	$(0.05)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

For the three months ended March 31,
(unaudited)
(in millions of Canadian dollars)

	2005	2004
Deficit — beginning of period	(372.5)	(402.2)
Net earnings (loss) for the period	23.2	(2.0)

Deficit — end of period	(349.3)	(404.2)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

For the three months ended March 31,
(unaudited)
(in millions of Canadian dollars)

	2005	2004
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	23.2	(2.0)
Items not affecting cash
Amortization of film and television programs:
Broadcasting	25.3	21.1
Motion Picture Distribution	29.0	17.8
Entertainment	37.4	44.3
Development costs charges	0.6	2.8
Amortization of property and equipment	2.6	2.9
Amortization of other assets	0.9	2.0
Investment gains	—	(0.3)
Minority interest	(1.7)	7.8
Future income taxes	8.0	(1.5)
Unrealized net foreign exchange losses	0.8	6.5
Stock-based compensation	0.7	0.4
Investment in film and television programs:
Broadcasting	(28.2)	(21.4)
Motion Picture Distribution	(26.2)	(15.4)
Entertainment	(49.1)	(61.1)
Development cost expenditures	—	(2.8)
Net changes in other non-cash balances related to operations	22.3	8.2
Discontinued operations	—	0.5

	45.6	9.8

Investing activities
Property and equipment	(1.6)	(0.9)
Long-term investments	0.6	—
Other	—	0.4

	(1.0)	(0.5)

Financing activities
Repayment of long-term debt	—	(1.2)
Distributions paid to minority interest	(3.7)	(3.5)
Issue of share capital	4.2	2.5
Discontinued operations	—	(0.7)

	0.5	(2.9)

Change in cash and cash equivalents	45.1	6.4

Cash and cash equivalents — beginning of period	55.0	95.4

Cash and cash equivalents — end of period	100.1	101.8

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005
(unaudited)
(in millions of Canadian dollars, except per share amounts)

The Company is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. The Company's three principal business activities are Broadcasting, Motion Picture Distribution and Entertainment. (See note 13)

1.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended December 31, 2004, as set out in the December 2004 Corporate Report.

  In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flow. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended December 31, 2004, except as discussed in note 2.

  Discontinued Operations

  The results of discontinued operations have been presented on a one-line basis, net of the provisions for income taxes, in the statements of earnings. Amortization expense, interest, direct operating costs and income taxes have been allocated to discontinued operations. General corporate overheads have not been allocated to discontinued operations. (See note 10).

2.     ACCOUNTING CHANGES

  During the three months ended March 31, 2005, the Company adopted the following accounting policies:

  Variable Interest Entities

  Effective January 1, 2005, the Company is required to follow Accounting Guideline 15 (AcG 15) — Consolidation of Variable Interest Entities (VIEs). AcG 15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. AcG-15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both.

  Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 1, 2005, the Company implemented AcG 15, retroactively without the restatement of prior periods, and as a result, the Company consolidates non-VIE entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary. The adoption of AcG 15 had no material impact on the Company's statement of earnings.

3.     INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Broadcasting	Motion Picture Distribution	Entertainment
March 31, 2005
Theatrical Release
Released, net of accumulated amortization	—	135.9	13.0
Not released	—	16.6	—
Advances on unreleased films	—	16.3	—
Acquired library, net of accumulated amortization	—	8.8	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	6.8	173.6
Acquired library, net of accumulated amortization	—	—	18.6
Programs in progress	—	—	2.3
Broadcasting rights, net of accumulated amortization	188.1	—	—

	188.1	184.4	207.5

	Broadcasting	Motion Picture Distribution	Entertainment
December 31, 2004
Theatrical Release
Released, net of accumulated amortization	—	137.0	11.0
Not released	—	15.8	—
Advances on unreleased films	—	21.3	—
Acquired library, net of accumulated amortization	—	8.4	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	4.3	161.3
Acquired library, net of accumulated amortization	—	—	19.4
Programs in progress	—	—	3.6
Broadcasting rights, net of accumulated amortization	185.2	—	—

	185.2	186.8	195.3

	Broadcasting	Motion Picture Distribution	Entertainment
March 31, 2004
Theatrical Release
Released, net of accumulated amortization	—	126.7	16.4
Not released	—	10.3	—
Advances on unreleased films	—	14.0	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	224.6
Acquired library, net of accumulated amortization	—	—	20.4
Programs in progress	—	—	2.0
Broadcasting rights, net of accumulated amortization	180.5	—	—

	180.5	151.0	263.4

4.     REVOLVING CREDIT FACILITIES

	March 31, 2005	December 31, 2004	March 31, 2004
Corporate revolving credit facility — authorized	175.0	175.0	300.0
Corporate revolving credit facility — drawn	—	—	—
Corporate revolving credit facility — available	148.1	148.2	232.1
Distribution LP revolving credit facility — authorized	25.0	25.0	25.0
Distribution LP revolving credit facility — drawn	—	—	—
Distribution LP revolving credit facility — available	25.0	25.0	25.0
Distribution LP revolving term credit facility — authorized	50.0	50.0	—
Distribution LP revolving term credit facility — drawn	—	—	—
Distribution LP revolving term credit facility — available	50.0	50.0	—

  (a)   Corporate revolving credit facility:

    On December 20, 2004 the Company completed a refinancing of substantially all of its existing corporate credit facilities.

    The corporate revolving credit facility will mature on December 20, 2009. The facility is redeemable in all or in part at the option of the Company under certain conditions.

    Advances under the corporate revolving credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points.

    Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the corporate revolving credit facility.

    The original corporate senior revolving credit facility provided up to $300.0 in available committed credit bearing interest at rates ranging from the Banker's Acceptance rate and LIBOR plus a margin of 75 to plus 300 basis points, and the Canadian prime rate and the US base rate plus a margin of up to 175 basis points.

    As at March 31, 2005, the Company had unused corporate credit facilities aggregating $148.1 (December 31, 2004 — $148.2; March 31, 2004 — $232.1) net of outstanding letters of credit of $26.9 (December 31, 2004 — $26.8; March 31, 2004 — $67.9).

    The availability of the corporate revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

  (b)   Distribution LP revolving credit facilities:

    On October 15, 2003, as part of the creation of Movie Distribution Income Fund ("the Fund"), Motion Picture Distribution L.P. ("Distribution LP") negotiated a revolving credit facility which provided up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 100 to 200 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 200 to 300 basis points. The facility was a 364-day facility that could have been extended for a further 364 days upon request. If the facility was not extended it was deemed converted to a non-revolving credit facility and any outstanding advances would have been converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

    In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 of the term loan facility to the new revolving term credit facility. Additionally, $25.0 in new credit was authorized, creating a new revolving term credit facility of $50.0. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred banking fees of $1.0 as a result of the restructuring of the facilities, which have been deferred and are being amortized.

    Substantially all of the assets of Distribution LP and certain of its subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and term loan, discussed in note 5.

    As at March 31, 2005, Distribution LP had unused credit facilities aggregating $75.0 (December 31, 2004 — $75.0; March 31, 2004 — $25.0).

    The availability of the revolving credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

5.     TERM LOANS

	March 31, 2005	December 31, 2004	March 31, 2004
Term Loan A Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus up to 75 basis points, maturing December 20, 2009 (US$108.6) (note 17)	131.4	130.6	—
Term Loan B Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin of 175 basis points, maturing December 20, 2011 (US$250.0) (note 17)	302.4	300.5	—
Distribution LP non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 100 to 200 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 200 to 300 basis points, maturing October 15, 2006	50.0	50.0	75.0
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	0.9	1.0	2.6
Obligations under capital lease	1.5	1.5	0.6

	486.2	483.6	78.2

  The principal amount of all advances under the US$ denominated Term Loan A and Term Loan B Credit Facilities will be repaid in 19 and 27 consecutive quarterly instalments, respectively, commencing June 30, 2005.

  Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the Term Loan A and B Credit Facilities.

  The availability of Term Loan A and B Credit Facilities is subject to the Company maintaining interest and indebtedness coverage ratios.

  In May 2004, the Distribution LP non-revolving term facility was modified resulting in $25.0 of the non-revolving term facility balance being transferred to the new revolving term credit facility. (see note 4)

  The Distribution LP non-revolving term facility is secured by security interests over substantially all of the assets of Distribution LP, a pledge by Distribution LP and MP Canada Holdings Inc., a wholly-owned subsidiary of Distribution LP, of the shares or other ownership interests of its subsidiaries, a guarantee by Movie Distribution Holding Trust ("Holding Trust") supported by a pledge by the Holding Trust of its LP Units, a secured guarantee of Distribution LP's obligations from each of its direct and indirect subsidiaries (other than Alliance Atlantis Cinemas), and an assignment of Distribution LP's rights in the principal distribution output agreements.

  The availability of the non-revolving term facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

  Required principal repayments are as follows:

2005	10.1
2006	66.4
2007	23.1
2008	42.8
2009	55.8
Thereafter	288.0

486.2

6.     SENIOR SUBORDINATED NOTES

  On December 20, 2004 the Company successfully completed a refinancing of substantially all of its existing credit facilities and repaid its senior subordinated notes.

  On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest was payable semi-annually on June 15 and December 15. The notes were redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may have been required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes were subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

  On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carried the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

7.     SHARE CAPITAL AND OTHER

	Number of shares		Value of shares
	Class A Voting Shares	Class B Non-Voting Shares	Class A Voting Shares	Class B Non-Voting Shares	Contributed Surplus	Total
Balance, December 31, 2004	2,845,071	40,387,164	39.8	683.0	2.9	725.7
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,842,754)	1,842,754	(25.7)	25.7	—	—
Shares issued from exercise of stock options and other employee programs	3,130	258,144	—	4.2	—	4.2
Transfer of contributed surplus for exercised stock options	—	—	—	—	—	—
Stock option expense	—	—	—	—	0.5	0.5
Deferred share units expense	—	—	—	—	0.2	0.2

Balance March 31, 2005	1,005,447	42,488,062	14.1	712.9	3.6	730.6

  The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

  The weighted average fair value of the stock options granted during the three months ended March 31, 2005 was $13.45 per option. As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

8.     INTEREST

	Three months ended March 31, 2005	Three months ended March 31, 2004
Revolving credit facilities	0.5	0.8
Term loans	6.2	1.3
Senior subordinated notes	—	12.9
Interest (income) and other	(1.9)	(0.3)
Interest capitalized during the period	—	(1.3)

	4.8	13.4
Amortization of deferred financing costs	0.7	1.2

	5.5	14.6

  The weighted average interest rate for the three months ended March 31, 2005 was 4.7% (March 31, 2004 — 11.7%).

9.     INVESTMENT GAINS

  During the three months ended March 31, 2004, the following investment gain was recognized:

  In November 2003, the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership in exchange for cash consideration, 255,349 Series 1 Limited Partnership Units and the right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieved certain cash flow targets. During the three months ended March 31, 2004, an investment gain of $0.3 was recognized as a result of marking this right to market. During the year ended December 31, 2004 these cash flow targets were met. As a result, at December 31, 2004, the right was converted to a cost investment and is no longer marked to market.

10.   DISCONTINUED OPERATIONS

  As part of the Entertainment restructuring plan in December 2003 (see note 14), a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented.

  The Entertainment restructuring plan is complete and the Discontinued Businesses have been disposed of or wound down.

  The following tables present selected financial information for the Discontinued Businesses:

	Three months ended March 31, 2005	Three months ended March 31, 2004
Revenue	—	2.7
Direct profit	—	0.7
Loss before income taxes	—	(0.8)
Provision for (recovery of) income taxes	—	—
Loss from discontinued operations	—	(0.8)
Basic loss per common share	—	(0.02)
Diluted loss per common share	—	(0.02)

	March 31, 2005	December 31, 2004	March 31, 2004
Bank indebtedness	—	—	(0.6)
Accounts receivable	—	—	4.3
Property and equipment	—	—	2.1
Other assets	—	—	0.9

Total assets	—	—	6.7

Accounts payable and accrued liabilities	—	—	3.0
Term loans	—	—	0.1

Total liabilities	—	—	3.1

  The balance sheets of the Discontinued Businesses have been reported as part of Entertainment in the segmented information presented in note 13.

11.   EARNINGS (LOSS) PER COMMON SHARE

  The basic weighted average common shares outstanding for the three months ended March 31, 2005 were 43.4 (2004 — 42.9).

  The diluted weighted average common shares outstanding for the three months ended March 31, 2005 were 44.2 (2004 — 42.9).

12.   COMMITMENTS AND CONTINGENCIES

  In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $21.5 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

13.   SEGMENTED INFORMATION

  The Company reports its results of operations in seven reportable segments, grouped into three principal business activities representing broadcasting, the motion picture distribution group of segments and the entertainment group of segments. Broadcasting consists of the Company's specialty television channels, which include 'fact and fiction' and 'lifestyle' programming. Motion picture distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain with a minority interest held by unit holders of the Movie Distribution Income Fund. The motion picture distribution group of segments is comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Alliance Atlantis Cinemas ("Cinemas"). Domestic Distribution includes the acquisition and distribution of film and television programs in Canada. Momentum includes the acquisition and distribution of film and television programs in the United Kingdom. Aurum includes the acquisition and distribution of film and television programs in Spain. Cinemas includes the exhibition of motion pictures through a chain of niche-focused movie cinemas in Canada. Entertainment has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. Under the restructuring plan, described in note 14, the Entertainment group no longer produces prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. The Entertainment group focuses its operations upon the acquisition of distribution and other rights to content, rather than in-house production. Entertainment is comprised of two reportable segments: CSI and Other. CSI represents the Company's interest in the three CSI television series: CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY. Corporate and Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business.

  During the year ended December 31, 2004, the Company made changes with respect to its reportable segments. The previous segment, Entertainment, is now made up of two reportable segments: CSI and Other. The Company's previous Motion Picture Distribution segment now comprises four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas. Goodwill of $2.0 previously allocated to Motion Picture Distribution is now allocated to Domestic Distribution. Goodwill of $108.7 previously allocated to Entertainment has been allocated $76.3 to CSI and $32.4 to Other. As a result of these changes, comparative financial information has been adjusted.

  Management focuses on and measures the results of operations based on direct profit and earnings before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment with the exception of the CSI segment. Management focuses on and measures the results of the CSI segment based on direct profit. Direct profit is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the film and television program or specialty television channel generating revenue. In the case of the Company's entertainment and motion picture distribution businesses, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising costs incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs. Earnings before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

  Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

  (a)
  Information on the Company's three principal business activities is as follows:

	Broadcasting	Motion Picture Distribution	Entertainment	Other	Total
March 31, 2005
Goodwill	42.4	60.9	106.3	—	209.6
Total assets	426.9	420.4	571.8	103.5	1,522.6
Additions to property and equipment	0.5	0.2	—	0.9	1.6
Additions to goodwill	—	—	—	—	—
March 31, 2004
Goodwill	41.8	2.0	108.7	—	152.5
Total assets	427.8	270.7	698.8	1.1	1,398.4
Additions to property and equipment	0.2	0.1	0.1	0.5	0.9
Additions to goodwill	—	—	—	—	—

    Revenues, as presented on the consolidated statements of earnings (loss) for the quarter ended March 31, 2005 are net of intersegment sales of programming of $5.5 (2004 — $4.0) from Motion Picture Distribution — Domestic Distribution to Broadcasting, and nil (2004 — $1.8) from Entertainment — Other to Broadcasting.

  (b)
  Information on reportable segments of the motion picture distribution group is as follows:

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
March 31, 2005
Revenue	67.8	20.6	8.8	3.1	100.3
Direct profit	9.6	(0.1)	0.3	0.4	10.2
Earnings (loss) before undernoted and discontinued operations	0.5	(1.3)	(1.1)	0.2	(1.7)
Goodwill	2.0	12.3	46.6	—	60.9

Total assets	180.3	89.1	144.3	6.7	420.4

Additions to property and equipment	0.2	—	—	—	0.2
Additions to goodwill	—	—	—	—	—
March 31, 2004
Revenue	73.8	18.3	—	3.3	95.4
Direct profit	17.4	3.6	—	0.5	21.5
Earnings before undernoted and discontinued operations	13.6	2.3	—	0.4	16.3
Goodwill	2.0	—	—	—	2.0

Total assets	166.6	92.8	—	11.3	270.7

Additions to property and equipment	0.1	—	—	—	0.1
Additions to goodwill	—	—	—	—	—

    The following table outlines further information on Motion Picture Distribution:

	Theatrical	Video/DVD	Television	Total
Three months ended March 31, 2005
Domestic Distribution	10.4	45.2	12.2	67.8
Momentum Pictures	5.0	9.7	5.9	20.6
Aurum	0.9	5.0	2.9	8.8
Alliance Atlantis Cinemas	3.1	—	—	3.1

	19.4	59.9	21.0	100.3

Three months ended March 31, 2004
Domestic Distribution	21.0	36.3	16.5	73.8
Momentum Pictures	8.3	8.6	1.4	18.3
Aurum	—	—	—	—
Alliance Atlantis Cinemas	3.3	—	—	3.3

	32.6	44.9	17.9	95.4

    Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

  (c)
  Information on reportable segments of the Entertainment group is as follows:

	CSI	Other	Total
Three months ended March 31, 2005
Revenue	89.8	11.9	101.7
Direct profit (loss)	36.4	(0.9)	35.5
Three months ended March 31, 2004
Revenue	37.5	22.4	59.9
Direct profit	10.1	2.2	12.3
  (d)
  Geographical information, based on customer location, is as follows:

	Three months ended March 31, 2005	Three months ended March 31, 2004
Revenue
Canada	143.9	151.9
United States	35.8	10.0
United Kingdom	22.4	21.0
Spain	11.3	2.0
Other Foreign	51.4	26.7

	264.8	211.6

    All of the Company's broadcast licences and the majority of the Company's capital assets are in Canada. With the exception of goodwill and other intangibles arising from the acquisition of Aurum in May 2004, all of the Company's goodwill and other intangibles are in Canada.

    A breakdown of the Company's Broadcasting revenue is as follows:

	Three months ended March 31, 2005	Three months ended March 31, 2004
Subscriber	29.3	26.6
Advertising and other	33.2	29.3

	62.5	55.9

14.   Review of Operations of Entertainment

  In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

  The total cost of the Entertainment restructuring plan was $227.6. The restructuring is complete and management does not expect to incur further costs related to the restructuring.

  As at March 31, 2005, $1.0 of employee costs remain unpaid.

15.   Business Acquisitions

  During the year ended December 31, 2004, the following business acquisitions occurred:

  (a)
  On May 12, 2004 Distribution LP acquired 100% of the issued and outstanding shares of Aurum, a Spanish based company that distributes motion pictures in all media (theatrical, video/DVD and television), for cash consideration of $55.2, which included $1.8 in cash expenses.

    The purchase price was funded through increased borrowing under Distribution LP's credit facility, and issuance of Ordinary LP Units. Distribution LP entered into an amended and restated credit agreement with its lenders to increase the authorized borrowing under its credit facility from $100.0 to $125.0. The Fund completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit. The Fund applied the gross proceeds of the private placement to acquire 1,436,000 Ordinary LP Units of Distribution LP. In order to maintain its 51.0% interest in Distribution LP, the Company acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 from the offering of Ordinary LP Units.

    The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The purchase price has been allocated as follows:

Net assets acquired
Cash	20.5
Accounts receivable	25.2
Investment in film and television programs
Released, net of accumulated amortization	39.1
Not released, Film advances	6.8
Property and equipment	0.5
Goodwill	61.9
Customer relationships	2.9
Future income taxes	3.8
Prepaid expenses and other assets	0.5

Total assets acquired	161.2

Less: liabilities assumed
Accounts payable and accrued liabilities	16.7
Distribution and participation liabilities	55.2
Deferred revenue	6.6
Revolving credit facility	27.5

Net assets acquired	55.2

    The purchase price allocation has been prepared based on all relevant information, including consideration of the findings of professional valuators. The Company finalized the purchase price allocations and made adjustments resulting in an increase to customer relationships and future income taxes and a reduction to goodwill. The Company is pursuing resolution of certain closing matters. On settling these contingencies, any adjustment will result in a change in the purchase price of the acquisition.

  (b)
  In June 2004, the Company purchased the remaining 5% minority interest in IFC — The Independent Film Channel Canada for cash and other consideration of $0.6. The acquisition has been accounted for by the purchase method and has resulted in an increase to goodwill of $0.6. As a result of the transaction, IFC — The Independent Film Channel Canada is now wholly owned.

  (c)
  During the year ended December 31, 2004, the Company made revisions to certain purchase equations as a result of adjustments to exit and restructuring accruals made on the acquisition of certain subsidiaries. The revisions resulted in a decrease in goodwill of $1.7.

16.   Distribution LP Compensation Plans

  (a)   Company funded plans:

    The Company has established a Consideration Pool Plan, an Equity Bonus Pool Plan and a Capital Pool Plan for the benefit of certain qualifying employees of Distribution LP. The Company will fund 100% of these compensation plans, not Distribution LP.

    Consideration Pool Plan    Under the Consideration Pool Plan, participating Distribution LP employees will be entitled to cash retention payments from a pool of up to $6.0 to be paid over a four-year period, commencing in February 2005 and terminating January 2008. Payments to be made under this Plan will be recognized as compensation expense as earned by the participating employees throughout the term of this plan. For the three months ended March 31, 2005, Distribution LP recognized $2.2 of compensation expense under the Consideration Pool Plan (2004 — nil).

    Equity Bonus Pool Plan    Under the Equity Bonus Pool, participating employees will be entitled to cash awards from a pool of up to $10.0 upon conversion or sale of Subordinated LP Units of Distribution LP owned by the Company. Payments to be made under this plan will be recognized as a compensation expense as earned by the participating employees over the expected life of the plan, which is based on management's estimate of the Conversion Date (as defined in the Limited Partnership Agreement). For the three months ended March 31, 2005, Distribution LP recognized $0.6 of compensation expense under the Equity Bonus Pool Plan (2004 — nil).

    Capital Pool Plan    Under the Capital Pool Plan, participating employees will be granted up to 600,000 options to purchase preferred shares of an indirect subsidiary of the Company at an exercise price of $0.01 per share.

    Provided that Distribution LP meets certain cash distribution targets, the options will vest at the rate of 25% per calendar year on December 31 of each year commencing in 2005. If vesting does not occur on December 31 of any calendar year because the distribution targets were not satisfied, the options that were to have vested will be carried forward and will vest on the date when the missed cash distribution payments are subsequently made. If the missed cash distribution payments are not made prior to the conversion date (as defined in the Limited Partnership Agreement), the options will terminate.

    After an option has been exercised, participants will have the right to exchange the preferred shares received for Subordinated LP Units from the Company's existing holdings (or if the exercise occurs on or after the conversion date, Ordinary LP units) on a one-for-one basis. If this right is exercised, the Company will have the right to substitute the Subordinated LP Units to be delivered with (i) Fund units (ii) cash or (iii) any combination of Subordinated LP Units, Fund units and cash.

    In addition to the options granted to participating employees, on a quarterly basis effective October 1, 2004, the General Partner will pay to each participant, as additional employment income, an amount equal to the quarterly distributions that the Company would be paid on the 600,000 Subordinated LP Units set aside under this Plan ("Employment Distribution Amount"). The Company will have no further rights to receive distributions on the 600,000 Subordinated LP Units governed by this Plan.

    For the three months ended March 31, 2005, Distribution LP recognized $0.5 of compensation expense under the Capital Pool Plan (2004 — nil).

    As a result of the establishment of the above noted employee compensation plans, the Distribution LP Long Term Incentive Plan was amended in February 2005, effective January 2004.

  (b)   Distribution LP funded plans:

    Distribution LP Long Term Incentive Plan ("LTIP")    Effective January 1, 2004, certain key employees and officers of Distribution LP became eligible to participate in the LTIP. Under the LTIP agreement (amended February 2005, effective January 2004), Distribution LP will set aside a pool of funds based upon the amount, if any, by which the Fund's distributable cash per unit for the entire year, exceeds certain defined distributable cash per unit threshold amounts. The pool of funds will be transferred to a Plan Trustee, which will use the entire amount transferred to purchase Fund units on the open market. The Plan Trustee will hold the Fund units until such time as ownership vests to each participant. Units held in trust will vest as to one-third of the units 30 days after the Trustee's of the Fund approve the audited financial statements for the corresponding year and as to one-third on each of the two subsequent anniversaries of that date. LTIP participants will be entitled to receive distributions on all Fund units held for their account prior to the applicable vesting date. Unvested units held by the Trustee for LTIP participants will be forfeited if the participant resigns or is terminated for cause prior to the applicable vesting date, and those Fund units will be sold and the proceeds returned to Distribution LP and excluded from future LTIP calculations.

    At March 31, 2005, the LTIP provided for awards that may be earned based on the amount by which Distribution LP's distributable cash per unit exceeds a target distribution amount of $1.15 per unit per annum. The base distributable cash amount is subject to adjustment at least every three years. The percentage amount of the excess, which forms the LTIP incentive pool, is calculated as follows:

Excess Amount Percentage	Incentive Amount Percentage
Zero to 5%	5% of any excess amount
> 5% to 10%	5% of any excess amount to 5% 10% of an excess amount over 5%
>10% to 20%	5% of any excess amount to 5% 10% of any excess amount over 5% to 10% plus 20% of any excess amount over 10% to 20%
>20%	5% of any excess amount to 5% 10% of any excess amount over 5% to 10% plus 20% of any excess amount over 10% to 20%, plus 30% of any excess amount over 20%

    For the three months ended March 31, 2005, the Distribution LP recognized $0.5 of compensation expense under the LTIP (2004 — nil).

17.   Subsequent Event

  On April 22, 2005, The Company made prepayments on both the Term Loan A and B Credit Facilities in the amount of US$21.3 and US$5.7, respectively. The prepayments reduced the outstanding balance on the Term Loan A Credit Facility from US$108.6 to US$87.3, and the Term Loan B Credit Facility from US$250.0 to US$244.3.

  $0.4 in deferred financing costs associated with the Term Loan A and B Credit Facilities will be expensed in connection with this prepayment. The 19 and 27 principal instalments on both Term Loan A and B Credit Facilities, respectively, will be adjusted, with the exception of the June 30, 2005 payment attributed to the Term Loan A Credit Facility, which is deemed paid.

18.   Seasonality

  The financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of film and television programs delivered or made available to various media, none of which can be predicted with certainty. Consequently, the financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the licence period has commenced. Minimum guaranteed revenue from motion picture licence agreements are typically recognized when the licence period begins and the motion picture is delivered. Revenue from subsequent licencing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licenced for broadcast in a five-day-a-week format) are recognized on the commencement of the licence agreement and delivery of the film or television program.

  Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and September so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, television revenue is not earned evenly throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and higher in the first, third, and particularly the fourth calendar quarter. As production levels significantly decline, this seasonality has less of an impact on the Company's results of operations.

19.   Comparative Amounts

  Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in the current year.

Supplemental Information
For the Three Months Ended
March 31, 2005 and March 31, 2004
(unaudited)

ALLIANCE ATLANTIS COMMUNICATIONS INC.

SUPPLEMENTAL INFORMATION

For the three months ended March 31,
(unaudited)

	2005	2004
Production Deliveries
Motion Pictures (number of films)	—	1.0
Television hours:
CSI Vegas/Miami/New York	22.0	16.0
Drama	—	8.5
Kids	—	8.5

	22.0	33.0

Fact	—	11.0

Broadcasting Paid Subscribers	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
	(millions)
Showcase Television (100%)	6.2	6.2	6.1	6.1
Life Network (100%)	5.6	5.6	5.9	5.9
HGTV Canada (67%)	5.7	5.6	5.1	5.1
History Television (100%)	5.8	5.7	5.6	5.5
The Food Network (51%)	4.4	4.4	4.3	4.2
Series+ (50%)	1.3	1.3	1.3	1.2
Historia (50%)	1.3	1.3	1.3	1.2
Showcase Action (100%)	1.2	1.1	1.1	1.0
Showcase Diva (100%)	1.1	1.0	1.0	0.9
IFC — The Independent Film Channel Canada (100%)	1.0	1.0	0.9	0.9
Discovery Health Channel (65%)	0.8	0.8	0.8	0.7
BBC Canada (50%)	0.9	0.9	0.8	0.8
BBC Kids (50%)	1.0	0.8	0.7	0.4
National Geographic Channel (50%)	0.9	0.8	0.8	0.8

	37.2	36.5	35.7	34.7

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ALLIANCE ATLANTIS COMMUNICATIONS INC. MANAGEMENT REPORT
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED BALANCE SHEETS (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) For the three months ended March 31, (unaudited) (in millions of Canadian dollars — except per share amounts)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF DEFICIT For the three months ended March 31, (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF CASH FLOW For the three months ended March 31, (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2005 (unaudited) (in millions of Canadian dollars, except per share amounts)
ALLIANCE ATLANTIS COMMUNICATIONS INC. SUPPLEMENTAL INFORMATION For the three months ended March 31, (unaudited)